November 9, 2005

Karen J. Garnett

Jeffrey A. Shady

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549-4561

VIA EDGAR AND BY HAND

Re:	Extra Space Storage Inc. Amendment No. 2 to Registration Statement on Form S-3 File No. 333-128504

Dear Ms. Garnett/Mr. Shady:

Enclosed for your review is a marked copy of Amendment No. 2 to the Registration Statement on Form S-3 (Registration No. 333-128504), which was filed today by Extra Space Storage Inc. (the “Company”) via EDGAR. The purpose of this Amendment No. 2 to the Registration Statement is solely to file certain exhibits to the Registration Statement as set forth in Item 36(b) of Part II of the Registration Statement.

We respectfully request that additional comments in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Andrew Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Andrew S. Epstein

Andrew S. Epstein

Enclosures

cc:	Kenneth M. Woolley Kent W. Christensen Jay L. Bernstein